# SEC Schedule 13D/A (Amendment No. 7) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Better Home & Finance Holding Co, CIK 0001835856
CUSIP: 08774B508
Title of class of securities: Class A common stock, par value $0.0001 per share (the "Shares")
Address of issuer's principal executive offices: 1 World Trade Center, 285 Fulton Street, 80th Floor, Suite A, New York, New York (NY), 10007
Date of event which requires filing of this statement: 08/25/2026
Filed by CIK 0001992147
Persons authorized to receive notices and communications: Matthew Maron, 17 Old Kings Highway South, Suite 220, Darien, Connecticut (CT), 06820, 203-489-9080

## Reporting persons
- Steven Sarracino: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 1,290,178; sole dispositive power 0; shared dispositive power 1,290,178; aggregate amount beneficially owned 1,290,178 (8.9% of the class)
- Activant Ventures Advisors III, LLC (CIK 0001992147): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 1,217,972; sole dispositive power 0; shared dispositive power 1,217,972; aggregate amount beneficially owned 1,217,972 (8.4% of the class)
- Activant Capital Management, LP: type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 1,217,972; sole dispositive power 0; shared dispositive power 1,217,972; aggregate amount beneficially owned 1,217,972 (8.4% of the class)
- Activant Ventures III, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 673,960; sole dispositive power 0; shared dispositive power 673,960; aggregate amount beneficially owned 673,960 (4.8% of the class)
- Activant Ventures III Opportunities Fund 1, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 142,084; sole dispositive power 0; shared dispositive power 142,084; aggregate amount beneficially owned 142,084 (1.1% of the class)
- Activant Ventures III Opportunities Fund 2, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 235,332; sole dispositive power 0; shared dispositive power 235,332; aggregate amount beneficially owned 235,332 (1.7% of the class)
- Activant Ventures III Opportunities Fund 3, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 17,350; sole dispositive power 0; shared dispositive power 17,350; aggregate amount beneficially owned 17,350 (0.1% of the class)
- Activant Ventures III Opportunities Fund 4, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 27,832; sole dispositive power 0; shared dispositive power 27,832; aggregate amount beneficially owned 27,832 (0.2% of the class)
- Activant Ventures III Opportunities Fund 6, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 121,414; sole dispositive power 0; shared dispositive power 121,414; aggregate amount beneficially owned 121,414 (0.9% of the class)
- PAVF Holding Company Limited: type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 0; shared voting power 72,206; sole dispositive power 0; shared dispositive power 72,206; aggregate amount beneficially owned 72,206 (0.5% of the class)
- Better Voyager Partners Company Limited: type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 0; shared voting power 72,206; sole dispositive power 0; shared dispositive power 72,206; aggregate amount beneficially owned 72,206 (0.5% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A common stock, par value $0.0001 per share (the "Shares")
Name of issuer: Better Home & Finance Holding Co
Address of issuer's principal executive offices: 1 World Trade Center, 285 Fulton Street, 80th Floor, Suite A, New York, New York (NY), 10007

## Item 2. Identity and Background
Name of person filing:
This Amendment No. 7 ("Amendment No. 7") amends and supplements the original Schedule 13D filed on September 1, 2023 (the "Original Schedule 13D") as amended by Amendment No. 1 to the Original Schedule 13D, filed on October 18, 2023 ("Amendment No. 1"), as further amended by Amendment No. 2 to the Original Schedule 13D, filed on October 2, 2024 ("Amendment No. 2"), as further amended by Amendment No. 3 to the Original Schedule 13D, filed on October 25, 2024 ("Amendment No. 3"), as further amended by Amendment No. 4 to the Original Schedule 13D, filed on June 29, 2026 ("Amendment No. 4"), as further amended by Amendment No. 5 to the Original Schedule 13D, filed on August 14, 2026 ("Amendment No. 5"), as further amended by Amendment No. 6 to the Original Schedule 13D, filed on August 17, 2026 ("Amendment No. 6", together with the Original Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4 and Amendment No. 5, the "Schedule 13D"). Except as provided herein, all Items of the Schedule 13D remain unchanged and this Amendment No. 7 does not modify any information previously reported on the Schedule 13D. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

This Amendment No. 7 is being filed by each of Steven Sarracino ("Mr. Sarracino"), a United States citizen, Activant Ventures Advisors III, LLC ("AVA III LLC"), a Delaware limited liability company, Activant Capital Management, LP ("ACM LP"), a Delaware limited partnership, Activant Ventures III, L.P. ("AV III LP"), a Delaware limited partnership, Activant Ventures III Opportunities Fund 1, L.P. ("AV III OPS FUND 1"), a Delaware limited partnership, Activant Ventures III Opportunities Fund 2, L.P. ("AV III OPS FUND 2"), a Delaware limited partnership, Activant Ventures III Opportunities Fund 3, L.P. ("AV III OPS FUND 3"), a Delaware limited partnership, Activant Ventures III Opportunities Fund 4, L.P. ("AV III OPS FUND 4"), a Delaware limited partnership, Activant Ventures III Opportunities Fund 6, L.P. ("AV III OPS FUND 6" and, together with AV III LP, AV III OPS FUND 1, AV III OPS FUND 2, AV III OPS FUND 3 and AV III OPS FUND 4, the "AV III Funds"), a Delaware limited partnership, PAVF Holding Company Limited ("PAVF"), a Cayman Islands company limited by shares and Better Voyager Partners Company Limited ("Better Voyager Partners"), a Cayman Islands company limited by shares (collectively, the "Reporting Persons").

## Item 4. Purpose of Transaction
Purpose of transaction:
This Amendment No. 7 hereby amends and supplements Item 4 of the Schedule 13D by adding the following thereto:

"On August 17, 2026, Vishal Garg and affiliated entities (the "Garg Group") filed with the SEC a preliminary consent statement on Schedule 14A, as amended by Amendment No. 1 thereto filed August 18, 2026 and Amendment No. 2 thereto filed August 25, 2026. Such consent statement states that the Garg Group is soliciting consents of the Issuer's stockholders for, among other things, the proposed removal without cause of the incumbent Issuer directors named therein. Such consent statement also states, among other things, that the previous written stockholder consents delivered to the Issuer on August 17, 2026 in connection with the proposed removal of such directors did not constitute a majority of the Issuer's voting power; and that the only consents that will be solicited by the Garg Group for the proposals described in such consent statement will be by way of such consent statement.

The Reporting Persons are not affiliated with, and no Reporting Person is a participant in the consent solicitation being conducted by, the Garg Group. The Reporting Persons currently intend, at the appropriate time pursuant to such consent solicitation, to provide their consent to the removal of the directors named therein.

The Reporting Persons acquired the Issuer securities reported herein for investment purposes. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending upon various factors, including, without limitation, the Issuer's financial position and strategic direction, developments concerning the Issuer's corporate governance arrangements, overall market, economic, and industry conditions, the trading price of the Issuer's securities, other investment opportunities available to the Reporting Persons, and the liquidity requirements of the Reporting Persons, the Reporting Persons may seek to increase or decrease their holdings of or their economic exposure to the securities of the Issuer.

The Reporting Persons may communicate with other stockholders of the Issuer, directors or officers of the Issuer, and/or other persons regarding the Issuer's business, strategy, operations, management, corporate governance, financial position, and other matters concerning the Issuer.

Except to the extent the foregoing may be deemed a plan or proposal, none of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in subparagraphs (a) - (j) of Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto, and/or consider or propose one or more of the actions described in subparagraphs (a) - (j) of Item 4 of Schedule 13D."

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
This Amendment No. 7 hereby amends and supplements Item 5(a) of the Schedule 13D by deleting the penultimate paragraph thereof and replacing it with the following:

"As of the date hereof, no Reporting Person is acting or has agreed to act together with any other person for the purpose of acquiring, holding, voting, or disposing of securities of the Issuer. If and to the extent the Reporting Persons potentially previously may have been deemed to be members of a "group," within the meaning of Section 13(d)(3) of the Exchange Act, with any other person with respect to the Issuer, such potential deemed group membership has ceased with respect to the Reporting Persons. The filing of this Amendment No. 7 shall not be deemed an admission that the Reporting Persons at any time were members of any such group. The Reporting Persons beneficially own only those Shares reported on the cover page hereto in respect of each Reporting Person."
Transactions in the class effected during the past sixty days:
This Amendment No. 7 hereby amends and restates Item 5(c) of the Schedule 13D in its entirety, to read as follows:

"There have been no transactions in the Shares by the Reporting Persons since the filing of Amendment No. 6."

## Signatures
- Steven Sarracino: /s/ Steven Sarracino, Steven Sarracino (08/25/2026)
- Activant Ventures Advisors III, LLC: /s/ Steven Sarracino, Manager (08/25/2026)
- Activant Capital Management, LP: /s/ Steven Sarracino, Managing Member of its General Partner (08/25/2026)
- Activant Ventures III, L.P.: /s/ Steven Sarracino, Manager of its General Partner (08/25/2026)
- Activant Ventures III Opportunities Fund 1, L.P.: /s/ Steven Sarracino, Manager of its General Partner (08/25/2026)
- Activant Ventures III Opportunities Fund 2, L.P.: /s/ Steven Sarracino, Manager of its General Partner (08/25/2026)
- Activant Ventures III Opportunities Fund 3, L.P.: /s/ Steven Sarracino, Manager of its General Partner (08/25/2026)
- Activant Ventures III Opportunities Fund 4, L.P.: /s/ Steven Sarracino, Manager of its General Partner (08/25/2026)
- Activant Ventures III Opportunities Fund 6, L.P.: /s/ Steven Sarracino, Manager of its General Partner (08/25/2026)
- PAVF Holding Company Limited: /s/ Steven Sarracino, Director (08/25/2026)
- Better Voyager Partners Company Limited: /s/ Steven Sarracino, Director of its Sole Shareholder (08/25/2026)